Exhibit 5

Exhibit III —Filing and Justification of Merger of Valepar S.A. into Vale S.A., with its respective Exhibits

INSTRUMENT OF FILING AND JUSTIFICATION OF THE MERGER OF VALEPAR S.A. INTO

VALE S.A.

Through this private instrument,

VALEPAR S.A., a private equity company, with its head office at Avenida das Américas, no. 700, bloco 8, loja 318, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the CNPJ/MF (Corporate Taxpayer Register/Ministry of Finance) under no. 01.772.413/0001-57, with its acts of organization duly filed at the Commercial Registry of the State of Rio de Janeiro (“Valepar”), herein represented in the form of its Bylaws, as a company whose equity will be merged; and

VALE S.A., a publicly traded company, with its head office at Avenida das Américas, no. 700, bloco 8, loja 318, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the CNPJ/MF under no. 33.592.510/0001-54, with its acts of organization duly filed at the Commercial Registry of the State of Rio de Janeiro (“Vale” or “Company” and, jointly with Valepar, the “Companies”), herein represented in the form of its Bylaws, as the company performing the merger;

WHEREAS:

(i)                                     Valepar is the controlling shareholder of Vale, holding 1,716,435,045 shares of common stock and 20,340,000 class A shares of preferred stock issued by Vale, representing a stake of 53.9% of the shares of common stock and 33.7% of the total capital stock of Vale.

(ii)                                  Valepar has among its shareholders BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), Bradespar S.A. (“Bradespar”), Litel Participações S.A. (“Litel”), Litela Participações S.A. (“Litela”) and Mitsui & Co, Ltd. (“Mitsui”), which jointly hold 1,300,525,122 shares of common stock and 281,281,203 class A shares of preferred stock, issued by Valepar, representing a 99.976% stake of the shares of common stock, 100% of the shares of preferred stock and 99.97% of the capital stock of Valepar.

(iii)                               As reported in the Material Fact published by Vale on February 20, 2017, BNDESPAR, Bradespar, Litel, Litela and Mitsui (jointly, “Valepar Shareholders”) are signatories of the shareholders’ agreement executed on 02.19.2017 and which entered into force on 05.10.2017 (“Valepar Shareholders’ Agreement”);

(iv)                              The Valepar Shareholders’ Agreement established, in its Clause 18, that on the business day immediately after the starting date of its period of validity(enforcement?), Valepar would submit to Vale a binding proposal with the objective of making possible the listing of the Company in the special listing segment of BM&FBOVESPA S.A. — Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) denominated New Market (“Novo Mercado”) and transform it into a corporation without defined control, which involves the approval of the following topics, without loss to others that may be necessary for the faithful compliance with the legislation in force: (a) the voluntary conversion of the class A shares of preferred stock issued by Vale into shares of common stock, in the ratio of 0.9342 shares of common stock for each class A share of preferred stock issued by Vale, which was defined based on the closing price of the shares of common and preferred stock issued by Vale, calculated using the average of the last 30 (thirty) days of trading of BM&FBOVESPA prior to 02.17.2017 (including), weighted by the volume of shares traded on the aforementioned trading days (“Voluntary Conversion”); (b) the amendment of the Bylaws of Vale to adapt it, as much as possible, to the rules of the special segment of BM&FBOVESPA, called Novo Mercado until Vale may be effectively listed in this special segment (“Amendment to the Bylaws”); and (c) merger of Valepar into Vale with a substitution ratio that considers an increase in the number of shares held by the shareholders of Valepar of 10% (ten percent) in relation to the current shareholding position of Valepar in Vale, and representing a dilution of 3% (three percent) of the participation of the other shareholders of Vale in its capital stock (“Merger of Valepar”) and, together with the Voluntary Conversion and the Amendment to the Bylaws, “Operation”), as well as the making, by the BNDESPAR, Bradespar, Litel and Mitsui, of a new shareholders’ agreement within the sphere of Vale, which will come into force on the date on which the Merger of Valepar becomes effective;

(v)                                 The Valepar Shareholders’ Agreement also establishes that the Voluntary Conversion, the Amendment to the Bylaws and the Merger of Valepar constitute inseparable and interdependent steps of the Operation, and must be performed so that the effectiveness of each one may depend upon the successful execution of the others, and the Voluntary Conversion must have the support of shareholders owning at least, 54.09% of the class A shares of preferred stock issued by Vale, to be manifested in the period of up to 45 (forty-five) days counting from the corresponding resolution in assembly on the matter (“Minimum Acceptance”);

(vi)                              On May 11, 2017, Vale received the binding proposal from Valepar Shareholders for implementation of the Operation (“Proposal”);

(vii)                           The management of Vale became aware of the terms proposed for the Operation at the time of their disclosure to the market on 02.20.2017;

(viii)                        On May 11, 2017, the Board of Directors of Vale approved the Proposal, subject to the later acceptance of the Special Meeting of Shareholders of the Company;

(ix)                              On May 11, 2017, the Board of Directors of Vale also approved the convening of the Extraordinary Shareholders’ Meeting (“ESM”) to discuss the Operation, which includes, among its stages, the Merger of Valepar;

The Companies RESOLVE, pursuant to articles 224, 225, 227 and 264 of Law no. 6,404/76 (“Corporate Law”), as well as Brazilian securities and exchange commission “Comissão de Valores Mobiliários” (“CVM”) Instruction no. 565/2015, to agree this “Instrument of Filing and Justification of the Merger of Valepar S.A. into Vale S.A.” (“Agreement”), under the terms and condition set out below:

I. CORPORATE ACTS AND NEGOTIATIONS PRACTICED

1.1.                           On February 19, 2017, the shareholders of Valepar entered into the Valepar Shareholders’ Agreement, to enter into force on May 10, 2017. The Valepar Shareholders’ Agreement provide, among other steps for the Operation considered by the Proposal, the approval of the Merger of Valepar by the shareholders of Vale.

1.2.                           On May 11, 2017, Valepar sent to Vale upon request of the Shareholders under the terms of Article 18.1 of Shareholders Agreement, the Proposal, containing the conditions for its implementation (among them, the approval of the Merger).

1.3                              Prior to the making of this Agreement, the following corporate acts were practiced:

i.                  Meeting of the Executive Board of Vale, held on May 11, 2017, in which approved the submission of the Proposal to the Board of Directors for its evaluation and subsequent submission to vote by shareholders in Shareholders Meeting, along with other correlated matters;

ii.               Meeting of the Board of Directors of Vale, on May 11, 2017, which approved: (i) of the ESM (Extraordinary Shareholders’ Meeting) of the Company, the Proposal for implementation of the Operation, including, among its phases, the Merger of Valepar, under the terms of this Agreement and its attachments, as well as the execution of this Agreement; and (ii) the convening of the ESM of the Company to discuss the Operation, among other correlated matters;

iii.            Meeting of Vale’s Fiscal Council, held on May 11, 2017, the minutes of which reflect the opinion of the Fiscal Council that the proposal of the Merger of Valepar is suitable to be appreciated by the ESM of the Company; and

iv.           Meeting of the Board of Directors of Valepar, held on May 11, 2017, which approved the proposal for implementation of the Merger of Valepar, under the terms of this Agreement and of its attachments, as well as the execution of this Agreement, whereas the Extraordinary Shareholders’ Meeting of Valepar to discuss the referred merge, among other correlated matters, will be held after the deadline for Voluntary Conversion.

II. JUSTIFICATION FOR AND BENEFITS OF THE OPERATION

2.1.                           The Merger of Valepar is one of the inseparable stages of the Operation referred to in the Proposal, which main objective is to allow Vale to improve its corporate governance practices and become a company without a defined controlling shareholder (“true corporation”).

2.2.                           The management of the Company understands that the Operation will lead the Company to the adoption of higher standards of corporate governance, which may generate benefits both for the Company as well as its shareholders, as follows: (i) the adoption of better practices of corporate governance stimulates the alignment of interests between the various groups of shareholders and between shareholders and directors of the Company and enhances the role of its Board of Directors; (ii) the possible increase in liquidity of the shares held by the Company’s shareholders, who will be able to enjoy the same rights and benefits with shares of a single type and class (except for the Golden Shares held by the Federal Government, which shall continue with certain veto rights), should there occur a conversion of all the class A shares of preferred stock into shares of common stock; (iii) the possible increase of access to the capital markets, to the extent in which the adoption of better practices of corporate governance and the unification of the types and classes of shares, if implemented, will allow Vale to meet the prerequisites for the special segments of listing with the highest level of corporate governance in the Brazilian capital markets, such as the Novo Mercado; (iv) the reduction of the percentage of the current controlling block in the total number of shares of common stock issued by the Company; and (v) the expectation of a minimum number of independent board members (20% of the total number of members), as required by the regulation of the Novo Mercado.

2.3.                           If the Minimum Acceptance to the Voluntary Conversion is obtained, at least 82.82% of the capital stock of the Company will come to be represented by shares of common stock.

2.4.                           By amendment the Bylaws of the Company, as much possible, to the requirements of the Novo Mercado, a higher standard of corporative governance in the Brazilian capital markets, the new Bylaws will assure important rights for the shareholders of Vale, such as the meeting of the requirements of the Novo Mercado relating to: (i) the composition of the Board of Directors by independent members; (ii) the equal treatment assured to the shareholders of common stock in a possible public offering of shares (“POS”) for disposal of control; (iii) the performance of a mandatory POS if some shareholder or investor or group of shareholders or investors consolidate a stake equal to or greater than 25% (twenty-five percent) of the total amount of shares of common stock or of the capital stock of the Company; and (iv) the solution of conflicts by means of an arbitration process to be filed at the Câmara de Arbitragem de Mercado (“CAM”).

2.5. The fact that the Proposal establishes the commitment of Valepar Shareholders not to exercise the right to vote in the resolutions about the Voluntary Conversion and about the Merger of Valepar allows the other shareholders of Vale to decide freely, based on their own assessments and without interference from the controlling shareholders, the acceptance or not of the terms of the Merger of Valepar and of the Voluntary Conversion and, consequently, decide regarding the equality nature of the exchange ratios proposed for the Merger of Valepar and for the Voluntary Conversion.

2.6.                           On the side of Valepar, the Operation is justified by the benefits described above, but also in view of the suitability of the relations of exchange and of the liquidity that it will assure to all the shareholders of Valepar, who will come to hold, directly, shares of a publicly traded company with highly negotiated shares in the capital markets.

III. BASES OF THE MERGER

III.1. Corporate Structure

3.1. The capital stock of Valepar, on this date, is R$14,132,724,606.92 (fourteen billion, one hundred and thirty-two million, seven hundred and twenty-four thousand, six hundred and six reais and ninety-two cents), totally subscribed and paid in, being divided into 1,582,187,033 (one billion, five hundred and eighty-two million, one hundred and eighty-seven thousand and thirty-three) shares, being 1,300,905,830 (one billion, three hundred million, nine hundred and five thousand, eight hundred and thirty) shares of common stock and 281,281,203 (two hundred and eighty-one million, two hundred and eighty-one thousand, two hundred and three) class “A” shares of preferred stock, all without par value.

3.2. The capital stock of Vale, on this date, is R$77,300,000,000.00 (seventy-seven billion, three hundred million reais), being divided into 5,244,316,120 (five billion, two hundred and forty-four million, three hundred and sixteen thousand, one hundred and twenty) book shares, being 3,217,188,402 (three billion, two hundred and seventeen million, one hundred and eighty-eight thousand, four hundred and two) shares of common stock and 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) class “A” shares of preferred stock, including 12 (twelve) special class shares, all without par value.

III.2. Relations of Substitution, Quantity of Shares to Be Attributed to the Shareholders of Valepar and Rights of the Shares

3.3. Once the Merger of Valepar becomes effective, as provided in item 7.2 of this Agreement, Valepar will be extinguished and its shareholders will receive, in substitution of the shares currently held by them, new shares issued by Vale, observing the ratio of substitution described in item 3.3.1 below.

3.3.1. The ratio of substitution to be adopted in the operation described in this Agreement was the object of the Proposal presented by Valepar Shareholders, considering an increase in the number of shares held by the shareholders of Valepar of 10% (ten percent) in relation to the current shareholding position of Valepar in Vale., and representing a dilution of around 3% (three percent) of the stake of the other shareholders of Vale in its capital stock. Thus, in view of the Merger of Valepar, 1.2065 new shares of common stock will be issued by Vale, in favor of the shareholders of Valepar S.A., for each share that they own. Therefore, after the effective performance of the Merger of Valepar, the current shareholders of Valepar shall come to hold, jointly, 1,908,980,340 (one billion, nine hundred and eight million, nine hundred and eighty thousand, three hundred and forty) shares of common stock issued by Vale, in place of the 1,716,435,045 (one billion, seven hundred and sixteen million, four hundred and thirty-five thousand, and forty-five) shares of common stock and 20,340,000 (twenty million, three hundred and forty thousand) class A shares of preferred stock currently held by Valepar, which will be extinguished due to the Merger of Valepar. Thus, and already considering the effects of the ratio proposed for the Voluntary Conversion of the class “A” shares of preferred stock issued by Vale held by Valepar, the Merger of Valepar will result in the issue of an additional quantity of 173,543,667 (one hundred and seventy-three million, five hundred and forty-three thousand, six hundred and sixty-seven) shares by Vale in comparison with the number of shares currently held by Valepar. The new Vale shares will be attributed to the shareholders of Valepar in the proportion currently held by them in the capital of Valepar.

3.3.2. After the effectiveness of the Merger of Valepar and considering the Minimum Acceptance obtained in the Voluntary Conversion of 54.09%, the capital stock of Vale will come to be divided into 5,256,884,969 (five billion, two hundred and fifty-six million, eight hundred and eighty-four thousand, nine hundred and sixty-nine) shares, being 4,353,503,833 (four billion, three hundred and fifty-three million, five hundred and three thousand, eight hundred and thirty-three) shares of common stock and 903.381.136 (nine hundred and three million, three hundred and eighty-one thousand, one hundred and thirty-six) class “A” shares of preferred stock, including 12 (twelve) special class shares.

3.3.3. In the calculation of the substitution ratio described in item 3.3.1 above, the goodwill balance registered in the financial statements of Valepar was not included. The possible and future use of this tax benefit by Vale will not be an object of capitalization in favor of the current shareholders of Valepar, but rather, it will be an advantage for all  shareholders of Vale.

3.3.4.                  The substitution ratio described in this Agreement was the object of the Proposal presented by the Shareholders of Valepar, which will be submitted for approval of the other shareholders of Vale, without the participation of Valepar, in the Special Meeting of Shareholders. In this way, the substitution ratio, if the merger is approved in the Extraordinary Shareholders’ Meeting of Vale, will have been freely agreed and covenanted between the shareholders of the two Companies.

3.4. The shares of common stock issued by Vale to be attributed to the shareholders of Valepar as a result of the Merger of Valepar will have the same rights attributed to them as the other shares of common stock issued by Vale currently in circulation, observing the amendments that will be implemented to the rights granted to such shares because of the Amendment to the Bylaws.

3.5. The table below compares policy and equity advantages of the shares of common stock and class A preferred shares of all the shareholders of Vale before and after the Merger of Valepar, already taking into consideration the Amendment to the Bylaws proposal:

Right of the Shares of the Company before the Operation		Right of the Shares of the Company after the Operation
ON Shares	PNA Shares	ON Shares	PNA Shares
Right to one vote per share, regardless of the topic.	Right to one vote per share, with the exception of deliberations relating to the election of the members of the Board of Directors.	Right to one vote per share, regardless of the topic.	Right to one vote per share, with the exception of discussions relating to the election of the members of the Board of Directors.

N/A

Priority in receiving the minimum dividends corresponding to (i) 3% (three percent) of the book value per share or (ii) 6% (six percent) of the pro rata share of the paid-in capital, whichever is higher.

N/A

Priority in receiving the minimum dividends corresponding to (i) 3% (three percent) of the book value per share or (ii) 6% (six percent) of the pro rata share of the paid-in capital, whichever is higher.

At least 25% (twenty-five percent) of the annual net profits, adjusted according to the law, will be reserved for the payment of dividends.		At least 25% (twenty-five percent) of the annual net profits, adjusted according to the law, will be reserved for the payment of dividends.

Right to be included in a public offering of shares as a result of disposal of control of the Company, having the right to, at least, 80% of the amount paid per share to the selling controlling shareholder.

They do not confer a right to be included in a public offering of shares as a result of disposal of control of the Company.

Right to be included in a public offering of shares as a result of disposal of control of the Company, having the right to the same price and according to the same conditions offered to the selling controlling shareholder.

They do not confer a right to be included in a public offering of shares as a result of disposal of control of the Company.

There is no provision of Public Offering of shares for attaining relevant shareholding.	There is no provision of Public Offering of shares for attaining relevant shareholding.	Right to be included in a public offering if any shareholder acquires or becomes the owner of shares in a quantity greater than 25% of the total shares of common stock or of the capital stock.	They do not confer a right to be included in a public offering resulting from the attainment of a shareholding greater than 25% of the total shares of common stock or of the capital stock.

IV. EVALUATION OF THE NET EQUITY OF VALEPAR TO BE TRANSFERRED TO VALE

4.1. In compliance with the provision in articles 226 and 227 of the Corporate Law, the management of Vale and of Valepar appointed KPMG Auditores Independentes (“KPMG”), established in the City of São Paulo, State of São Paulo, at Rua Arquiteto Olavo Redig de Campos, 105, Torre A, Vila São Francisco, enrolled in the Corporate Taxpayer Register of the

Ministry of Finance (CNPJ/MF) under no. 57.755.217/0003-90, as being responsible for the evaluation, at carrying amount, of the shareholders’ net equity of Valepar to be transferred to Vale as a result of the Merger of Valepar, which prepared the Accounts Evaluation Report of the Shareholders’ Net Equity of Valepar, attached to this Agreement in the form of Attachment I.  The selection and hiring of KPMG must be ratified and approved by the shareholders of Valepar and of Vale.

4.2. The criterion used for evaluation of the net equity of Valepar to be transferred to Vale is the value of the book net equity, based on the elements available in the balance sheets of Valepar (“Balance Sheet”), taking as the base-date December 31, 2016 (“Base-Date”) and on the criteria provided in the applicable legislation for the preparation of financial statements.

4.3. Valepar holds, according to the Balance Sheet, and it should continuing holding on the date on which the Merger of Valepar becomes effective, cash and cash equivalents, judicial deposits and tax credits in sufficient amount to fully settle the liabilities on the Balance Sheet.

V. EFFECTS ON THE CAPITAL STOCK OF VALE AND EQUITY VARIATIONS

5.1. The Accounts Evaluation Report of the Net Equity of Valepar assessed that the carrying amount of the net equity of Valepar on the Base-Date was R$47,443,028,101.16 (forty-seven billion, four hundred and forty-three million, twenty-eight thousand, one hundred and one reais and sixteen cents), which results, excluding the shares issued by Vale currently held by Valepar and which will be extinguished as a result of the Merger of Valepar, in a net reserve to be incorporated by Vale of R$4,560,806,475.00 (four billion, five hundred and sixty million, eight hundred and six thousand, four hundred and seventy-five reais), of which R$3,072,668,796.21 (three billion, seventy-two million, six hundred and sixty-eight thousand, seven hundred and ninety-six reais and twenty-one cents) refer to the balance of the goodwill registered in the financial statements of Valepar, and R$1.488.137.678,79 (one billion, four hundred and eighty-eight million one hundred and thirty-seven thousand, six hundred and seventy-eight reais and seventy-nine cents) refer to other net assets, and the total amount of the net reserves of Valepar will be registered as a capital reserve by Vale.

5.2. Thus, there will be no increase in the  capital stock of Vale as a result of the Merger of Valepar, and the Company will register the capital reserves in the amount of R$4.560.806.475,00 (four billion, five hundred and sixty million, eight hundred and six thousand, four hundred and seventy-five reais).

5.3. The equity variations relating to the items assets and liabilities that composes the net equity of Valepar after the Base-Date, and up to the date on which the Merger of Valepar becomes effective, will be recognized and registered in the books by Vale, making the necessary entries in the respective accounts and tax ledgers.

VI. RIGHT OF WITHDRAWAL AND APPRAISAL REPORT BY THE ECONOMIC-FINANCIAL VALUE

6.1. The shareholders of Valepar that possibly might not agree with the decision that approves the merger of this company by Vale will be able to exercise the right to withdraw, in compliance with articles 137 and 230 of the Corporate Law. The value of reimbursement due to the shareholders of Valepar who exercise the right of withdrawal, as provided for in this item 6.1, will correspond to R$ 29.99 (twenty-nine reais and ninety-nine cents) per share, as reported in the balance sheet of Valepar referring to the year end on 12.31.2016.

6.2. Under the terms of articles 137 and 230 of the Corporate Law, the Merger of Valepar does not give rise to the exercise of any right of withdrawal by the shareholders of Vale.

6.3. For information purposes, as provided in article 264 of the Corporate Law, plus article 8, item II, of CVM Instruction no. 565/2015, the shareholders’ net equity of Vale and of Valepar were assessed by the economic-financial value, based on the discounted cash-flow method, according to evaluation reports elaborated by the specialized company PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PWC”), established in São Paulo, SP, and with a branch office in the City of Barueri, SP, at Al. Mamoré, 989, Cond. Edifício Crystal Tower, enrolled in the CNPJ/MF under no. 05.487.514/0002-18, with base-date of December 31, 2016 (Attachment II) (“Evaluation Reports by the Economic-Financial Value”). If the operation referred to in this Agreement were implemented based on the Evaluation Reports by the Economic-Financial Value, the Shareholders of Valepar would receive 1,773,631,664 (one billion, seven hundred and seventy-three million, six hundred and thirty-one thousand, six hundred and sixty-four) new shares issued by Vale, in substitution of the 1,300,905,830 (one billion, three hundred million, nine hundred and five thousand, eight hundred and thirty) shares of common stock and 281,281,203 (two hundred and eighty-one million, two hundred and eighty-one thousand, two hundred and three) class A shares of preferred stock that will be extinguished because of the Merger of Valepar.

VII. GENERAL PROVISIONS

7.1. The only change in the bylaws of Vale related to the approval of the Merger of Valepar refers to the caput of article 5 to reflect the change of the number of shares based on which the capital stock of Vale is divided, as stated in Annex III of this Agreement

7.1.1. Additionally, the other stages of the Operation require certain amendments in the Bylaws of Vale, in order to reflect, among other adjustments, the changes necessary to adapt it, as much as possible, to the rules of the Novo Mercado. Thus, after the Operation referred to in the Proposal becomes effective, the Bylaws of Vale will come into force with the wording set out in Attachment IV to this Agreement.

7.2. The Merger of Valepar will only become effective if: (i) the ESM’s of Vale and of Valepar approve this Agreement and all the other correlated discussions, in compliance with article 227 of the Corporate Law; (ii) the ESM of Vale approves all the other phases of the Operation; and (iii) after the end of the time limit set for Voluntary Conversion, the Minimum Acceptance has been attained.

7.3. KPMG and PWC declared that: (i) there does not exist any conflict or communion of interests with the shareholders of Vale and/or of Valepar, or, further, with regard to the operation itself, object of this Agreement; and (ii) the shareholders and/or the management of Vale and Valepar have not directed, limited, hindered or practiced any acts that have or might have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of its respective conclusions.

7.4. This Agreement and Justification, and the other documents required by the Brazilian Securities and Exchange Commission (“CVM”) will be available on the websites of the CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br) and on the investor relations website of Vale.

7.5. The costs and expenses that may be incurred for the implementation of the Merger are estimated at R$ 3,500,000 (three million, five hundred thousand reais).

7.6. The courts of the Jurisdictional District of the Capital of the State of Rio de Janeiro are chosen to settle all the issues arising from this Agreement, giving waiver to any other, however privileged it may or may come to be.

IN WITNESS WHEREOF, THE PARTIES sign this Agreement in 3 (three) counterparts of equal content and for, and to one effect, together with the 2 (two) witnesses identified below.

Rio de Janeiro, May 11, 2017

VALEPAR S.A.

1.	2.
Name: Gueitiro Matsuo Genso	Name: Fernando Jorge Buso Gomes

Title: Chief Executive Officer	Title: Director

VALE S.A.

Name:	Name:

Title: Executive Officer	Title: Executive Officer

Witnesses:

1.	2.

Name:	Name:

ID:	ID:

CPF:	CPF:

Attachment I

Evaluation Report on the Shareholders’ Net Equity of Valepar

 Valepar S.A Evaluation report of the shareholders' equity determined by the accounting books KPMG Auditores Independentes May, 2017 KPDS 186898

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º andar 20031-000 - Rio de Janeiro/RJ - Brasil Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil Telefone +55 (21) 3515-9400, Fax +55 (21) 3515-9000 www.kpmg.com.br Evaluation report of the shareholders' equity determined by the accounting books (Free translation from the original report issued in Portuguese) To Management and Shareholders of Valepar S.A Rio de Janeiro -RJ Information about the audit firm 1. KPMG Auditores Independentes, a company established in the city of Rio de Janeiro, at Avenida Almirante Barroso, nº 52, 4º floor, CEP 200031-000, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 57,755,217,0003-90, registered in the Regional Accounting Council of São Paulo State (CRC-SP) under No. SP-014428/O-6 F-RJ, represented by its undersigned partner, Mr. Bernardo Moreira Peixoto Neto, Brazilian, accountant, Identity Card No. 6,644,129-6 (IFP/RJ), enrolled with the CPF under No. 877,721,757-87 and in the Regional Accounting Council of Rio de Janeiro under No. RJ 064887/O-8, resident and domiciled in Rio de Janeiro-RJ with office at the same address of the represented, appointed expert by Valepar S.A (“the Company”) to undertake an assessment of the shareholders' equity on December 31, 2016 in accordance with accounting practices adopted in Brazil, presents below the result of their work. Evaluation object 2. The evaluation of the shareholders' equity at December 31, 2016, of Valepar S.A., is aimed at the incorporation of shareholders' equity of Valepar S.A by Vale S.A. Management's responsibility over the financial information 3. The Company´s Management is responsible for the bookkeeping of accounting books and preparation of financial information in accordance with accounting practices adopted in Brazil, as well as for the relevant internal controls that management determines is necessary to enable the preparation of this accounting information free of material misstatement, regardless of fraud or error. The summary of significant accounting policies adopted by the Company are described in the Appendix II of the evaluation report. KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 2

Scope of work and responsibility of the independent auditor 4. Our responsibility is to express a conclusion over the book value of shareholders' equity of the Company on December 31, 2016, based on the work conducted in accordance with the Technical Bulletin CTA 20 (R1), approved by the Federal Accounting Council (CFC), which provides the application of audit procedures over the balance sheet. Thus, we performed the audit of the Company's balance sheet in accordance with Brazilian and international auditing standards, which require that we comply with ethical requirements and that the audit be planned and performed in order to obtain reasonable assurance that shareholders' equity disclosed on our valuation report is free of relevant misstatement. 5. An audit involves performing procedures to obtain audit evidence about the accounting records. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement in shareholders' equity, regardless of fraud or error. In this risk assessment, the auditor considers relevant internal controls over the preparation of the Company's balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal controls of the Company. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6. Based on the work performed, we conclude that the amount of R$47,443,028,101.16 (forty seven billion, four hundred and forty three million, twenty eight thousand and one hundred and one reais and sixteen centavos ), according to the balance sheet at December 31, 2016 registered on the accounting books and summarized in the Appendix I presents, in all relevant aspects, the shareholders' equity value of Valepar S.A. prepared in accordance with accounting practices adopted in Brazil. Other matters 7. In compliance with the requirements of the Brazilian Securities and Exchange Commission, we inform you that: (a) According to the professional standards established by the Federal Accounting Council, we are not aware of any conflict of interest, direct or indirect, or any other circumstance that represents a conflict of interest in relation to the services that we have provided and that are above described; and KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 3

(b) We are not aware of any action by the Parent Company or the company's management in order to direct, limit, impede or practice any acts that have or may have compromised the access, use or knowledge of information, assets, documents or relevant methodologies of work to the quality of their respectively conclusions. Rio de Janeiro, May 09, 2017 KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ (Original Report in Portuguese Signed by) Bernardo Moreira Peixoto Neto Accountant CRC RJ-064887/O-8 KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 4

 Valepar S.A Evaluation report of the shareholders' equity determined by the accounting books Anexo(s)

Appendix I - Balance Sheet of Valepar S.A. as Of December 31, 2016 VALEPAR S.A. (amounts expressed in Reais - R$) Assets Current assets Cash and cash equivalents Receivable interest on capital Others 35,600,407.33 877,001,066.00 1,658,518.44 914,259,991.77 Non-current assets Recoverable income taxes Judicial deposits Investments Goodwill Others 94,299,526.06 3,987,397.33 2,225,603,244.65 533,262,160.80 42,882,221,626.16 48,812,042,751.21 Total assets 49.726.302.742,98 Liabilities and shareholders' equity Current liabilities Interest on capital payable Accounts payable - REFIS Provision for pis/cofins Others 31,215,401.58 992,662.36 26,715,402.00 2,013,488.76 60,936,954.70 Non-current liabilities Accounts payable to Parent Company Accounts payable - REFIS Provision for litigation Others 47,989,340.11 414,754,076.15 1,756,282,668.10 3,311,602.76 2,222,337,687.12 Shareholders' equity 47,443,028,101.16 Total liabilities and shareholders' equity 49,726,302,742.98

Appendix II - principal accounting policies adopted Cash and cash equivalents The amounts recorded as cash and cash equivalents correspond to the amount available in cash, bank deposits and short-term investments that have immediate liquidity and original maturities within three months and insignificant risk of variation on its fair value. Investment in subsidiary Subsidiary is the entity in which the Company has the power to determine financial and operating policies (voting capital). The existence and effect of possible voting rights currently exercisable or convertible are considered when evaluating whether the Company controls another entity. Investments in subsidiaries is accounted in the individual financial statements of the Company using the equity method. The initial value is recognized at acquisition cost and the goodwill paid. Subsequently, such investments are accrued by the Company's interest in the investee's results and comprehensive income, as well as reflected adjustments to shareholders' equity. This method will be suspended from the date on which the Company no longer has control or significant influence over the investee. In the event that the equity method is suspended, the investment would be treated as a financial instrument held for sale and valued at market value. Financial assets Classification The Company classifies its financial assets as loans and receivables, which are measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. The management determines the classification of the financial assets in the initial recognition. Receivables The receivables are non-derivative financial assets with fixed or defined payments, which are not quoted in an active market. They are classified as current assets, except those with a maturity of more than 12 months from the end of the reporting period (those are classified as non-current assets). The Company's receivables comprise "cash and cash equivalents" and "judicial deposits". Impairment The Company assesses, at each reporting date, whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset should be impaired. For financial assets measured through amortized cost, a comparative analysis is performed between the carrying amount and the expected cash flows of the asset, and when there is a indicator that the value is not recoverable, an impairment adjustment is made.

For long-lived non-financial assets, when impairment indication are identified, a test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit (“CGU”) to which the asset belongs to their carrying amount. If the Company identifies the need for impairment, it is applied to each asset's cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell. The Company and its subsidiary determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location. Goodwill balances are tested for impairment at least once a year. Non-current assets (excluding goodwill) which the Company recognized an impairment are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized. Allocation of net income and remuneration to shareholders At the end of the year, the Company allocates its net income among dividends and reserves in accordance with the corporate law. For dividends, the Company may use a tax benefit through the modality of interest on capital, respecting the criteria and limits defined by Brazilian legislation. The benefit attributed to the shareholders in this modality is legally considered as part of the annual minimum dividend and therefore is recorded for accounting purposes as remuneration payable in liabilities against retained earnings, based on the Company's bylaws. The distribution of dividends to the Company's shareholders is recognized as a liability in the individual financial statements and is made in accordance with the cash flow received from its subsidiary. Provisions Provisions including litigations are recognized when: the Company have a present obligation resulting from a past event, it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation can be reasonably estimated. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as financial expense. Share capital The share capital is represented by non-redeemable common and preferred shares, which are classified in shareholders' equity without par value. The preferred shares have the same rights as the common shares, except for the vote to elect members of the Board of Directors.

Income taxes Income taxes are recognized in the income statement, except for items recognized directly in shareholders’ equity. The provision for income tax is calculated based on rules and tax rates in force. Provision for litigation Contingent liabilities are recorded and/or disclosed unless the possibility of loss is considered remote or possible by our legal counsel. The recording of the contingencies of a particular liability at the date of the balance sheet is made when the amount of the loss can reasonably be estimated. By their nature, contingencies will be resolved when one or more future events occur or cease to occur. Typically, the occurrence or not of such events does not depend on our performance, which difficulties to calculate precise estimates about the precise date and that such events will be verified. Evaluating such liabilities involves the exercise of significant management estimates and judgments regarding the results of future events. (Original Report in Portuguese Signed by) Dioni Brasil Accounting Manager TC-CRC-RJ 083305/O-8

Attachment II

Economic-Financial Evaluation Reports

Corporate Finance May 2017 Valepar S.A. Valuation Report of Valepar S.A. and Vale S.A. May 9, 2017

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

To the Management of
Valepar S.A.
Avenida das Américas, 700 - Bloco 8, Loja 318 - Barra da Tijuca
Rio de Janeiro - RJ

May 9, 2017

Attention: Mr. Murilo Muller
Mr. Dioni Brasil

Valuation Report of Valepar S.A. and Vale S.A.

Dear Sirs,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC") presents the valuation report ("Report") of Valepar S.A. ("Valepar") and Vale S.A. ("Vale" or "the Company", and both jointly named as "the Companies"), according to our proposal for professional services addressed to Valepar, dated April 13, 2017 ("Proposal"), for the exclusive purpose of compliance with Article 264 of Law 6,404/1976.

The scope, objective, valuation method and results of our work are described herein.

We remain at your disposal to any clarification that may be necessary.

Kind Regards,

This document is a free translation of the original report in Portuguese. In the event of any conflict between the two versions, the Portuguese version shall prevail.

PricewaterhouseCoopers Corporate Finance & Recovery Ltda.
CRC 2SP022749/O-7

Free translation

Rogerio R. Gollo
CRC 1RS044214/O-9 "S" SP

Free translation

Renato Pereira
CORECON-SP 31519

PricewaterhouseCoopers
Corporate Finance & Recovery Ltda.
Alameda Mamoré, 989
Condomínio Edifício Crystal Tower
Barueri – Sao Paulo – Brazil
CEP: 06454-040
T: +55 (11) 3674-2000
F: +55 (11) 3674-2000

Valepar S.A.
PwC
May 2017
2

Executive summary Appraiser Companies Valuation Notes Glossary Index Executive summary 4 Information on the Appraiser 10 Information on the Companies 17 Valuation of the Companies 29 Additional notes 43 Glossary 45 Valepar S.A. PwC May 2017 3

Executive summary I Appraiser I Companies I Valuation I Notes IGlossary Executive summary Valepar S.A. P\1\tC May 2017 4

Executive summary Appraiser Companies Valuation Notes Glossary Executive summary Context Founded on April 9, 1997, Valepar is a privately-held company, headquartered in the city of Rio de Janeiro. The unique purpose of Valepar is to participate as a controlling shareholder in Vale. Vale, a publicly traded company, is one of the world's largest mining companies and a global leader in the production of iron ore, iron pellets and nickel. The Company is present in around 30 countries and also produces manganese, iron alloys, copper, coal, gold, silver, cobalt and fertilizers. In addition to mining, its core business, Vale operates with logistics, power generation and steel manufacturing. On February 20, 2017, Valepar's shareholders announced a restructuring proposal, in which Valepar's shareholders will become shareholders directly at Vale through the incorporation of Valepar into Vale. Basis of information The base-date considered for the valuation was December 31, 2016 (“Base-Date”). Our work was based on historical audited financial statements of the Companies for December 31, 2016 and previous years. Additionally, we based our work on interviews with Vale’s management (“the Management”), with Valepar’s management and on other managerial data, additional information, written or verbal, business plans and on other projective information of the Companies, as provided by their managements. Valuation method The method used for the valuation of the Companies was the Discount Cash Flow method (“DCF”). This method consists in establish a set of operational assumptions that are used to calculate the expected future cash flows. The value of a company or a business is equivalent to the sum of the present value of the projected cash flows, discounted by a rate that adequately reward investors, taking into account the risks of the business. This method is recognized and used worldwide and is especially recommended for ongoing companies or businesses presenting positive historical operational results and prospects of future profitability. Scope and Objective According to the terms of our Proposal for professional services, the objective of our work was to perform the valuation of Valepar and Vale, using the Discount Cash Flow method, for the purposes of complying with Article 264 of Law 6,404/1976 (“Lei das SAs”). Valepar S.A. PwC May 2017 5

Executive summary Appraiser Companies Valuation Notes Glossary Executive summary (cont’d) Approach Our work included the following procedures: Subsequent events The work was performed considering the Base-Date of December 31, 2016, and the net worth position of the Companies on that date. This Report reflects events that occurred between the Base-Date and the date of release of this Report, which were brought to the attention of PwC by the managements of the Companies. Relevant facts that may have occurred during this period and were not informed to PwC may affect the results of the present valuation. PwC has not been, and is not obligated, to update this Report after the date of its release. understanding of the Companies and its operations; analysis of historical financial statements and managerial information of the Companies, on the Base-Date and of prior periods; interviews with main executives of the Companies; analysis, understanding and discussion of the business plans and long-term projections of results prepared by the managements of the Companies; Reading of published or available market studies and data related to the Companies’ industry, as made available by the Companies;  estimation of the discount rates to be applied to projected cash flows;  processing of the information and assumptions in our financial model, and analysis of the results. The valuation was developed based mainly on the long term projections, as presented in this Report, covering the period from January 2017 to December 2026. Valepar S.A. PwC May 2017 6

Executive summary Appraiser Companies Valuation Notes Glossary Executive summary (cont’d) Conclusion Based on the assumptions described in this document, on the scope and on the objective of our work, we present our conclusion of the Equity Value of the Companies, as of the Base Date of December 31, 2016, as detailed below: The projections were based on the main operating assumptions of the Companies, which are detailed ahead in chapter “Valuation of the Companies". We emphasize that the full understanding of the conclusion of this Report is subject to its complete reading. Thus, no conclusions should be drawn from its partial reading. Equity Value - Vale (R$ million) Equity Value - Valepar (R$ million) 200.340 68.952 Vale's total shares outstanding * Total Vale shares issued by Valepar Valepar's stake on Vale Valepar's total shares 5.153.374.926 1.736.775.045 33,70% 1.582.187.033 Vale - value per share (R$) Valepar - value per share (R$) 38,8755 43,5799 Amount of Vale shares per each Valepar share 1,1210 To discount Vale’s projected cash flows to present value, the weighted cost of capital of the Company was used, estimated based on the WACC (Weighted Average Cost of Capital) approach, calculated as 10,10%, for the period from 2017 to 2024 , and as 10,00%, for 2025 onwards. Valepar’s cash flow were discounted at 10,00% p.a. The cash flows of the Companies were projected in a currency of constant purchasing power, and Vale’s cash flows are expressed in Dollars and then the results is converted into Reais (BRL), while Valepar’s cash flows are projected directly in Reais. * Total shares issued, common and preferred, totaling 5.244.316.120, minus 90.941.194 shares held in treasury. Valepar S.A. PwC May 2017 7 Conclusion

Executive summary Appraiser Companies Valuation Notes Glossary Executive summary (cont’d) Relevant notes about the work A value analysis estimates the value of a company, business or asset, within a theoretical context, as the amount that would be received for its sale in a non-forced transaction between market participants, on a certain date. It should be noted, however, that effective negotiations may or may not reflect such conditions as they can be influenced by specific factors. Consequently, effective transactions do not necessarily occur at the estimated value in a value analysis. Our work did not take into account any synergies, strategic reasons, economies of scale, or other benefits that any specific investors might have or lose in the case of a corporate change of control. During our work, we use historical and projected information and data, provided in writing or verbally by the managements of the Companies or obtained from the sources mentioned. As all forecast are subjective and depend on personal judgments, being subject to uncertainties, we do not present the forecast as specific results to be achieved. Therefore, we are not in a position to express and we will not express an opinion on the historical data, projections and other information contained in our Report. Our work did not represent an audit in accordance with generally accepted auditing standards, nor did it represent any form of assurance, warranty or certification on the information received from the managements of the Companies or from third parties, as well as on the results obtained. Our work did not take into consideration any types of contingencies that have not been formally disclosed to us or were not recorded on the financial position of the Companies. We emphasize that any decision on the terms of any potential transaction involving the assets that are subject of our work, especially with regard to prices and values, is the sole responsibility of the managements and shareholders of the parties involved. Other analyses of companies and industries also prepared by PwC may treat market assumptions differently from the approach presented in this Report, as other departments of PwC and related companies may use analyses, reports and publications, estimates, projections and methodologies different from those used in this Report, and such analyzes, reports and publications may contain different conclusions. The sums of the individual values presented in this Report may be different from the indicated sums due to rounding. Valepar S.A. PwC May 2017 8

Executive summary Appraiser Companies Valuation Notes Glossary Executive summary (cont’d) Limitations of responsibility Our work was developed for the purposes described in the “Scope and Objective” section. Therefore, our work (including analyzes, results, conclusions, presentations and any other information) should not be used for purposes other than those mentioned. We do not assume any responsibility for losses caused to Companies, and respective shareholders, directors, officers or to any other party, as consequence of (i) our use of the data and information provided to us by the management of the Companies, or obtained from other sources, or (ii) the publication, disclosure, reproduction or use of our Report in a manner contrary to, or disregarding, the provisions in the preceding paragraphs. Under no circumstances will PwC, its partners, delegates or employees be responsible to indemnify any party directly or indirectly harmed by the services rendered by us, expect in the unlikely hypothesis that those damages are caused by a harmful or fraudulent conduct by PwC and directly related to the services rendered. Valepar S.A. PwC May 2017 9

Executive summary I Appraiser I Companies I Valuation I Notes IGlossary Information the Appraiser on Valepar S.A. P\1\tC May 2017 10

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Appraiser PricewaterhouseCoopers Global Presence Our offices in Brazil: PwC is a global network of separate, independent firms that work seamlessly in the provision of Audit, Tax and Business Advisory services. The companies that compose the global network are present in about 160 countries and congregate more than 180.000 employees and partners around the world. The knowledge, experience and ability of our professionals to develop creative solutions allow us to create value for our customers, shareholders and stakeholders with minimum risks. Our performance is based on rigor in the adoption of good corporate governance practices and ethics in conducting business. Recife Brasília Presence in Brazil Goiânia Salvador Present in the country since 1915, when the first office in the city of Rio de Janeiro was inaugurated, PwC Brazil has approximately 5.300 professionals distributed in 17 offices in all Brazilian regions. The most strategic aspect of this pulverized structure is to ensure that, in addition to the training and specialization inherent to all PwC Brazil professionals, the regional collaborators have a broad knowledge of the cultures and economic vocations of each region. This knowledge of the society in which they work, the professional experience and the academic excellence of the employees of the firms are factors that guarantee the efficiency in the provision of network services. In addition, the deep commitment of the firms with ethical principles and transparency in relation to their activities makes PwC in Brazil an unequivocal symbol of quality and reliability for its clients. Belo Horizonte Cuiabá S. José dos Campos Ribeirão Preto Barueri Campinas Sorocaba Rio de Janeiro São Paulo Curitiba Maringá Florianópolis Porto Alegre Valepar S.A. PwC May 2017 11

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Appraiser (cont’d) PwC in Brazil In Brazil, for more than 30 years, PwC has had a team dedicated to Corporate Finance services, including advisory services in company negotiations, valuations and fundraising. Our structure has currently about 80 professionals, with 11 partners. Among our clients are companies of various sizes, from national medium-sized companies to large national groups. The segments served cover practically all sectors of the economy. In addition to the experience of the Corporate Finance team itself, PwC maintains multidisciplinary groups dedicated to key sectors of the economy. When necessary, they serve as a reference and information source for the development of projects. PwC portfolio of services also includes successful advisory to buyers and sellers on various transactions. Our experience in company valuations includes:  In judicial disputes or arbitration processes, including performing the role of technical experts; To comply with accounting norms, regulated by IFRS and other accounting standards; PPA (Purchase Price Allocation), for tax and accounting purposes; and Fair value of assets and liabilities, biological assets etc.    Our team also supports audit teams in the review of valuations and value studies prepared by our assurance clients or by third parties hired by these clients. Thus, the experience of our team is leveraged, since it carries out or revises around 300 to 400 valuations per year, in the most diverse sectors of the economy. The next page includes the curricula of our most senior professionals directly involved in this valuation.  Valuations for the purpose of exchange of shares, where the values of each company define the exchange ratio; many of these valuations were for public purposes, including registration with CVM; Fundraising in the market; Support for companies in the analysis of public auctions, bids and definition of bids; For feasibility analysis of businesses and enterprises, from greenfield initiatives to analysis of continuity of operation vs. closure;    Valepar S.A. PwC May 2017 12

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Appraiser (cont’d) Main professionals involved in the valuation Toro has over 20 years of professional experience in valuations by or comparable involving the most diverse business segments. number of M&A transactions, mainly on Financial, Mining, has a specialization in Corporate Restructuring from Harvard Valepar S.A. PwC May 2017 13 Antonio Toro Partner antonio.toro@pwc.com Antonio Toro is a Corporate Finance partner in PwC São Paulo office. future profitability, feasibility studies, review of financial projections Antonio is also a M&A advisor since 1988, having participated in a Commercial and Industrial segments, between national and international parties. He has extensive experience in complex financial and corporate restructuring processes, and the accounting, tax, regulatory, corporate, and valuation implications of such situations. Antonio is graduated in Accounting from University of Sao Paulo and Business School (2004) and INSEAD (2007). Renato Pereira Partner renato.pereira@pwc.com Renato Pereira is a Corporate Finance partner in PwC São Paulo office. Renato has over 25 years of professional experience, working in investment banks and M&A consulting, of which 11 years as high level executive roles. Renato was involved in more than one thousand projects related to valuation, purchase price allocations, feasibility studies and projections review in several sectors for large domestic and multinational companies. Renato is also a M&A advisor, having participated in a number of M&A transactions, with special focus on the food and beverages segment. Renato is graduated in Economics from Pontifical Catholic University or Rio de Janeiro (PUC-RJ - 1992), has a Specialization degree in Finance and Business Administration from PUC-RJ (1997), and also has a Technical Degree in IT (ORT Technical Institute - 1987).

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Appraiser (cont’d) Main professionals involved in the valuation (cont’d) Valepar S.A. PwC May 2017 14 Jorge Cunha Senior Manager jorge.cunha@pwc.com Jorge Cunha is a Corporate Finance senior manager at PwC São Paulo. Jorge joined PwC in 2005, working in the audit areas of Financial Institutions (BRGAAP, USGAAP and IFRS). Since 2010, he has been working in Corporate Finance and Mergers and Acquisitions, specializing in economic-financial assessments related to transactions (M&A), accounting aspects (purchase price allocation) and taxes. Jorge is graduated in Business Administration from PUC-SP (2006) and also, in Accounting from Trevisan (2008). Daniel Aranha Director daniel.aranha@pwc.com Daniel Aranha is a Corporate Finance director at PwC São Paulo. Daniel joined PwC in 2001, working in the audit areas of Financial Institutions (BRGAAP, USGAAP and IFRS) and Capital Markets. Since 2009, he has been working with Corporate Finance and Mergers and Acquisitions, specializing in economic-financial assessments related to transactions (M&A ), accounting aspects (purchase price allocation) and taxes. Between 2012 and 2014 he worked in the Corporate Finance area at PwC in Brussels, Belgium, participating in projects for different purposes and involving different countries. Daniel is graduated in Economics from PUC-SP (2004) and also, in Accounting from UNIP (2007). He is currently completing a Professional Master's degree from Fundação Getúlio Vargas, as well as a Philosophy degree from University of Sao Paulo.

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Information on the Appraiser (cont'd)

Recent PwC credentials in valuations involving publicly traded companies

Date	Company	Sector
2017	AES Tietê Energia S.A.	Energy
2017	Paraná Banco S.A.	Financial
2017	João Fortes Engenharia S.A.	Real Estate
2016	Brasiliana Participações S.A.	Energy
2016	Eletropaulo Metropolitana Eletricidade de São Paulo S.A.	Energy
2016	Santher Fábrica de Papel Santa Therezinha S.A.	Pulp and Paper
2016	Bombril S.A.	Hygiene
2016	Tempo Participações S.A.	Services
2015	Banco Bradesco S.A. (HSBC Bank Brasil)	Financial
2014	Banco do Estado do Pará	Financial
2014	Coelce - Companhia Energética do Ceará S.A.	Public Utility
2013	Rasip Agro Pastoril S.A.	Agribusiness

Valepar S.A.
PwC
May 2017
15

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Appraiser (cont’d) Statements PwC states that:  The internal process of preparation and approval of the Report includes the conduction of the work by a team comprising consultant(s) and manager(s), under the general direction of a partner and a director, whom conducted interviews with the managements of the Companies. The final work was reviewed by a second partner not involved in the execution of the work and in the preparation of the Report. The internal approval of this Report included the review of the methodologies and calculations by the leadership of the team involved in the work. The preliminary version of the Report was submitted for approval to Valepar and Vale prior to its issuance in final format.  At the date of this Report, none of the PwC professionals who participated in the project are holders of common and/or preferred shares issued by Valepar, Vale or its controlling companies and subsidiaries, nor derivatives referenced therein, as well as are not asset managers of securities of Vale. Does not have conflict of interest with Valepar, Vale, its controlling shareholders and its administrators, which could reduce the necessary independence to perform its functions in relation to the preparation of the Report. At the date of this Report, PwC maintains a commercial relationship with Valepar, Vale, its subsidiaries, affiliates, which do not impact the analyses made in the preparation of this Report. PwC does not have other commercial and credit information of any nature relating to Valepar and Vale that could impact in the preparation of this Report. It is not aware of any action by the managements of the Companies with the purpose of directing, limiting, hindering or practicing any acts that have or may have compromised the access, the use or the knowledge of information, assets, documents or work procedures relevant to the quality of our work. Did not identified any inconsistencies in the managerial information provided by the managements of the Companies and used in this Report.      Valepar S.A. PwC May 2017 16

Executive summary I Appraiser I Companies I Valuation I Notes IGlossary Information the Companies on Valepar S.A. P\1\tC May 2017 17

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Information on the Companies

Brief description of Vale

Vale is the world's largest producer of iron ore and iron ore pellets, key raw materials for steelmaking, and nickel, which is used to produce stainless steel and metal alloys. It also produces manganese ore, ferroalloys, metallurgical and thermal coal, copper, platinum group metals, gold, silver, cobalt, potash, phosphates and other fertilizer nutrients, important raw materials for the global industrial and food production industries.

The Company is present in five continents and in 26 countries, employing approximately 110 thousand employees, among its own and permanent third parties.

The Company operates four systems in Brazil for producing and distributing iron ore, referred to as the Northern, Southeastern, Southern and Midwestern Systems. The systems are fully integrated, consisting of mines, railroads and a maritime terminal and a port.

Vale also operates 11 pellet plants in Brazil and two in Oman.


Canada
USA
United Kingdom
Switzerland
Austria
United Arab Emirates
Oman
India
China
South Korea
Japan
Taiwan
Philippines
Malaysia
Singapure
Indonesia
Australia
Peru
Brazil
Paraguay
Chile
Argentina
Zambia
Malawi
Mozambique

* Source: Vale Website and Marketline – Metals & Mining in Brazil, January/2016

Valepar S.A.
PwC

May 2017
18

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Information on the Companies (cont'd)

Brief description of Vale (cont'd)

Vale's associate companies and joint ventures on the Base-Date are listed below:

Companies	Country	% of ownership
Ferrous minerals		
Baovale Mineração S.A.	Brazil	50%
Companhia Coreano-Brasileira de Pelotização	Brazil	50%
Companhia Hispano-Brasileira de Pelotização	Brazil	50.89%
Companhia Ítalo-Brasileira de Pelotização	Brazil	50.90%
Companhia Nipo-Brasileira de Pelotização	Brazil	51%
MRS Logística S.A.	Brazil	48.16%
Samarco Mineração S.A.	Brazil	50%
VLI S.A.	Brazil	37.60%
Zhuhai YPM Pellet Co.	China	25%
Coal		
Henan Longyu Energy Resources Co., Ltd	China	25%
Base metals		
Korea Nickel Corp.	Korea	25%
Teal Minerals Inc.	Barbados	50%
Others		
Aliança Geração de Energia S.A.	Brazil	55%
Aliança Norte Energia Participações S.A.	Brazil	51%
California Steel Industries, Inc.	USA	50%
Companhia Siderúrgica do Pecém	Brazil	50%
Mineração Rio Grande do Norte S.A.	Brazil	40%

The other subsidiaries are consolidated at Vale.

Valepar S.A.
PwC
May 2017
19

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Companies (cont’d) Brief description of Vale (cont’d) Vale delivered a solid operational performance, with several production records in 2016, namely: Concerning business segments, the ferrous minerals, mainly iron ore and pellets, account for the majority of net revenues. Regarding Vale financial performance in 2016, considering the continued operations, the adjusted EBITDA was US$ 11,97 billion, with margin of 43,6%, higher than in 2015, mainly due to the higher EBITDA results of ferrous minerals, basic metals and coal. • • • • • iron ore production of 348,8 Mt (including 148,1 Mt of Carajás); nickel production of 311.000 t; copper production of 453.100 t; cobalt production of 5.799 t; contained gold as a by-product in the copper and nickel concentrates of 483.000 oz; and coal production in Moatize of 5,5 Mt. Net Revenue by segment - 2016 Others 8% • Coal Vale is primarily an exporting company. In 2016, there was an increase in sales to Asia, which accounts for 61,4% of total net revenues. 7 Copper 1% Nickel Net Revenue by market - 2016 71% Iron ore and pellets Others 14% Brazil 8% China Brief description of Valepar Valepar is a holding company that has direct control of Vale, with 33,70% of the Company's capital stock in February 2017 (53,88% of common shares and 1,03% of preferred shares). Valepar is controlled by: BNDESPAR, Litel Participações, Bradespar, Electron S.A. and Mitsui & Co. 15% Asia 46% 17% Europe Valepar S.A. PwC May 2017 20

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Companies (cont’d) Current shareholding structure We present below the shareholding structure of Vale on the Base-Date: BNDESPAR Litel Participações Eletron S.A. Mitsui & Co. Bradespar 15,00% Valepar Free Float 53,88% 1,03% 33,70% 39,64% 95,60% 61,01% Vale % Common shares of Vale % Preferred shares of Vale % Total Valepar S.A. PwC May 2017 21 6,48% 3,36% 5,29% 9,47% 58,07% 17,44% 0,02%

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Companies (cont’d) Shareholding structure after the proposed operation We present below the shareholding structure of Vale after the proposed operation: BNDESPAR Litel Participações Eletron S.A. Mitsui & Co. Bradespar 1,93% Vale % Total Participation % Ownership stake related to Vale’s New Shareholders’ Agreement, to be signed, valid until 2020. Valepar S.A. PwC May 2017 22 Notes: 1) The structure presented on this page considers full adhesion of Vale's preferred shareholders to the conversion of preferred shares into common shares, considering the proposed exchange ratio 0.9342 ON of Vale for 1.0 PN of Vale. 2) The New Shareholders’ Agreement is detailed in the restructuring proposal made by Valepar, announced on Feb 20, 2017. 6,38% 11,33% 2,24% 0,01% Free Float 58,11% 3,58% 4,16% 10,00% 2,26%

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Companies (cont’d) Financial Information – Valepar Valepar’s historical balance sheets, prepared in accordance with IFRS, of the last two financial years are presented below: R$ thousands Curre nt a sse ts 914.260 11.118 Curre nt lia bilitie s 60.936 2.705 Cash and cash equivalents Interest on capital receivable Others 35.601 877.001 1.658 9.460 - 1.658 Interest on capital payable Accounts payable REFIS PIS/COFINS Provisions Others 31.215 993 26.715 2.013 - 896 - 1.809 Non-curre nt a sse ts 48.812.043 49.955.137 Non-curre nt lia bilitie s 2.222.338 2.082.374 Prepaid income taxes Judicial deposits Investments Others 94.300 2.758.865 45.954.891 3.987 86.213 2.587.384 47.275.894 5.646 Accounts payable to shareholder Accounts payable REFIS Provisions for contingencies Others 47.989 414.754 1.756.283 3.312 46.906 414.598 1.616.718 4.152 Stockholde rs' e quity 47.443.029 47.881.176 Share capital Profit reserves Equity adjustment 14.132.725 20.778.258 12.532.046 14.132.725 16.575.031 17.173.420 Tota l a sse ts 49.726.303 49.966.255 Total liabiliities ans stockholders' equity 49.726.303 49.966.255 Valepar S.A. PwC May 2017 23 Liabilities and Stockholders' equity20162015 Assets20162015

Executive summary Appraiser Companies Valuation Notes Glossary Information on the Companies (cont’d) Financial Information – Valepar (cont’d) Valepar’s historical profit & loss statements, prepared in accordance with IFRS, of the last two financial years are presented below: R$ thousands Result from subsidiary 4.486.187 (14.900.259) Operating expenses Administrative expenses Provision for contingencies (31.891) (31.891) - 537.726 (3.395) 541.121 Financial result 38.759 58.951 Ne t income (loss) be fore income ta x e s 4.493.055 (14.303.582) Income taxes (1.013) (33.579) Ne t income (loss) 4.492.042 (14.337.161) Basic and diluted earnings (loss) per share: Preferred share and Common share (R$) 2,84 (9,06) Valepar S.A. PwC May 2017 24 Income Statement 2016 2015

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Information on the Companies (cont'd)

Financial Information – Vale

Vale's historical balance sheets, prepared in accordance with IFRS, of the last two financial years are presented below:

US$ million

Assets	2016	2015
Current assets	**22.567**	**15.473**
Cash and cash equivalents	4.262	3.591
Accounts receivable	3.663	1.476
Other financial assets	363	219
Inventories	3.349	3.528
Prepaid income taxes	159	900
Recoverable taxes	1.625	1.404
Others	557	311
Non-current assets held for sale and discontinued operation	8.589	4.044
Non-current assets	**10.461**	**10.653**
Judicial deposits	962	882
Other financial assets	628	282
Recoverable income taxes	527	471
Recoverable taxes	727	501
Deferred income taxes	7.343	7.904
Others	274	613
Fixed assets	**65.986**	**62.366**
Investments in associates and joint ventures	3.696	2.940
Intangibles	6.871	5.324
Property, plant and equipment	55.419	54.102
Total assets	**99.014**	**88.492**

Liabilities	2016	2015
Current liabilities	**11.232**	**10.545**
Suppliers and contractors	3.630	3.365
Loans and borrowings	1.660	2.506
Other financial liabilities	1.086	2.551
Taxes payable	657	595
Provision for income taxes	171	241
Provisions	952	540
Dividends and interest on capital	798	-
Liabilities related to associates and joint ventures	292	-
Others	896	640
Liabilities associated with non-current assets held for sale	1.090	107
Non-current liabilities	**46.758**	**42.243**
Loans and borrowings	27.662	26.347
Other financial liabilities	2.127	2.125
Taxes payable	4.961	4.085
Deferred income taxes	1.700	1.670
Provisions	5.748	5.309
Liabilities related to associates and joint ventures	785	-
Deferred revenue - Gold stream	2.090	1.749
Others	1.685	958
Stockholders' equity	**41.024**	**35.704**
Equity attributable to Vale's stockholders	39.042	33.589
Equity attributable to noncontrolling interests	1.982	2.115
Total liabilities and stockholders' equity	**99.014**	**88.492**

Note:
It should be noted that Vale discontinued part of its fertilizer operations at the beginning of 2017, with only the nitrogen fertilizers operation remaining. 2016 and 2015 information presented alongside refers to continuing operations.

Valepar S.A.
PwC
May 2017
25

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Information on the Companies (cont'd)

Financial Information – Vale (cont'd)

Vale's historical profit & loss statements, prepared in accordance with IFRS, of the last two financial years are presented below:

US$ million

Income Statement	2016	2015
Net operating revenue	**27.488**	**23.384**
Cost of goods sold	(17.650)	(18.751)
Gross profit	**9.838**	**4.633**
Selling, general and administrative expenses	(507)	(612)
Research and development expenses	(319)	(395)
Pre operating and stoppage expenses	(453)	(942)
Other operating expenses	(267)	(207)
Results on measurement or sale of non-current assets	(66)	61
Impairment of non-current assets and onerous contracts	(1.174)	(8.769)
Operating profit (loss)	**7.052**	**(6.231)**
Financial revenues	170	251
Financial expenses	(2.677)	(1.068)
Gains (losses) on derivatives, net	1.256	(2.477)
Monetary and exchange variation	3.094	(7.360)
Equity results in associates and joint ventures	309	(445)
Impairment and other results in associates and joint ventures	(1.220)	(349)
Net income (loss) before taxes	**7.984**	**(17.679)**
Current tax	(943)	(332)
Deferred tax	(1.838)	5.581
Net earnings (loss) from continuing operations	**5.203**	**(12.430)**
Loss attributable to noncontrolling interests	8	501
Gain (loss) from discontinued operations	(1.229)	(200)
Earnings (loss) per share attributable to Vale's stockholders	**3.982**	**(12.129)**
Earnings (loss) per share	0,77	(2,35)
Diluted earnings (loss) per share	0,77	(2,35)

Note:
It should be noted that Vale discontinued part of its fertilizer operations at the beginning of 2017, with only the nitrogen fertilizers operation remaining. 2016 and 2015 information presented alongside refers to continuing operations.

Valepar S.A.
PwC

May 2017
26

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Information on the Companies (cont'd)

Brief description of the market

Mining plays a fundamental role in Brazilian economy. According to the Brazilian Mining Institute (IBRAM), the total value of Brazilian mineral production in 2016 was US$ 24 billion. There is an expectation of positive variation in Brazilian mineral production for 2017, reversing the decline initiated in 2011, due to the fall in the commodity cycle.

Total value of Brazilian Mineral Production (US$ billions)


Historic>>
<<Projected
39
53
48
44
40
26
24
25
2010
2011
2012
2013
2014
2015
2016
2017

The mining sector can be divided into metallic and non-metallic minerals. The main metallic minerals are: iron ore, gold, copper, bauxite, niobium, nickel, manganese and tin. These minerals can also be classified as ferrous and non-ferrous. The main non-metallic minerals are: natural stones and coverings, coal, phosphate, kaolin, talc and pyrophyllite, sulphur, asbestos, potassium and graphite.

Iron ore stands out in the sector, being responsible, in 2015, for 53% of the total production value of the segment.

Brazilian Ore Production by segment (in %) 2015


Non-metallics
24%
76%
Metallics

In the long term, the continuation of the positive conditions for the development of the national production of iron ore is expected, with emphasis on the high competitiveness of the Brazilian product in terms of production cost and ore quality.

The expectation is that the mining companies continue to produce in more competitive systems. However, the low cost of production and the high quality of the Brazilian ore should continue contributing positively to the expansion of the national production. In terms of supply, the highlight in the period 2017-2021 is the maturation of Complex S11D, Vale's largest mining complex, with a production expectation of approximately 90 million tons/year after the ramp-up of the operation.

* Source: EMIS – Brazil Mining Sector 2016/2017; IBRAM – Brazilian Mining Production – February/2017 and Tendências Consultoria Integrada – Cenários para indicadores setoriais 2017-2021

Valepar S.A.
PwC
May 2017
27

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Information on the Companies (cont'd)

Brief description of the market (cont'd)

According to the positive expectations for iron ore production, it is projected an average annual growth of 6,1% in the mineral extraction ferrous minerals between 2018 and 2021.

The volume of Brazilian iron ore exports in 2016 was 374 million tons, compared to 366 million tons in 2015, placing Brazil as the world's second largest exporter of iron ore in terms of volume.


Ferrous Ores Extraction (millions of tons)
Historic>>
<<Projected
354
371
366
355
381
408
400
430
482
510
529
545
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021


Iron ore Exports (millions of tons)
311
331
327
330
344
366
374
2010
2011
2012
2013
2014
2015
2016

Mining represents 12% of Brazil's total exports in 2015. Ore exports are dominated by iron ore, representing 63,2% of the industry's revenue and 95,1% of total export volume in 2015. In 2016, the largest iron ore consumer market was China, responsible for the consumption of 57,4% of total Brazilian iron ore exports volume, followed by Malaysia, with 4%, and the Netherlands, with 3,7%.

* Source: EMIS – Brazil Mining Sector 2016/2017; Tendências Consultoria Integrada – Cenários para indicadores setoriais 2017-2021; BMI Research – Brazil Mining Report Q2 2017; MDIC (Aliceweb).

Valepar S.A.
PwC
May 2017
28

Executive summary I Appraiser I Companies I Valuation I Notes IGlossary Valuation ofthe Companies Valepar S.A. P\1\tC May 2017 29

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies Approach and valuation parameters Valuation Approach For the valuation of the Equity Value of the Companies, the discounted cash flow method (“DCF”) was used. This method estimates the value of a company or business by calculating the present value of the projected cash flows of that company or business, free to be distributed to shareholders. These cash flows include inflows and outflows, including investments necessary for the maintenance and sustaining of activities, that are predictable from the perspective of the entity’s continuity. These projections should take into consideration the business plan established by management, the perspectives for the industry sector, as well as macroeconomic aspects. The results based on the Discounted Cash Flow method reflect the value of the assets (tangible and intangible) and liabilities that contributed to the generation of future cash flows of the valued company. The DCF method is widely accepted by the market and it is used in the valuation of any company or business, as long as it presents a consistent and feasible long term business plan with perspectives of future profit generation. Main Valuation Parameters The projections of the Companies’ cash flow were prepared based on the following main parameters: • The projections were prepared in constant purchasing power currency (i.e., without inflation effects), and the amounts are expressed in Dollars (US$) and converted into Reais when necessary. The projections were based on the historical performance information of the Companies, observing the most accurate current business prospects about their future results. Vale’s cash flow projections were prepared on a consolidated basis, that is, comprising the cash flows of Vale and its subsidiaries. In the case of investees in which Vale has no control, cash flows were projected separately and incorporated into Vale's consolidated value, observing Vale’s respective stakes in these companies. In the case of the investees in which Vale has control, and consequently consolidates these investments for financial statements purposes, the cash flows were projected in full, and the non-controlling interest in these investments was subsequently subtracted. In the valuation of Valepar, as it is a holding company, the projected cash flows refers basically to the necessary expenses for the maintenance of its administrative activities. In the valuation, it was considered a 10-year projection horizon (i.e., from the Base Date until December 2026). • • • • Valepar S.A. PwC May 2017 30

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Valuation of the Companies (cont'd)
Approach and valuation parameters (cont'd.)

- The terminal value after 2026 was calculated assuming the assumption of the continuity of the business for an indefinite period, which means that at the end of the projective period, a perpetuity, without nominal growth, was calculated. This perpetuity was applied to the last year of projected cash flow after the necessary normalization of this figure.
- We used the Free Cash Flow to Firm approach, which considers unleveraged projected cash flows, *i.e.*, the effects of interest and debt amortizations are not considered. The present value of these cash flows ("Enterprise Value") is subsequently adjusted by the value of the company's net debt and other non-operating assets and liabilities in the database, in order to reach the Equity Value.
- The mid-year convention was considered for the discount to present value of the projected cash flows. As the cash inflows and outflows occur throughout the year, the present value calculation should reflect the respective moments in which they occur. In other words, the cash flows which are generated at the beginning of a period should be less discounted than the ones generated at the end of such period. Therefore, for practical reasons, this convention considers that the cash flows are generated at the mid-point of each projection period.

Macroeconomic Assumptions

The macroeconomic assumptions considered in the valuation (see table below) were obtained in the Market Expectations System of Central Bank of Brazil (BACEN) - expectations as of March 31, 2017 - and Congressional Budget office as of March 31, 2017.

The exchange rate (Ptax) on the Base Date was of R$ 3,2585: US$ 1,00.

Macroeconomic assumptions	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
IPCA	4,09%	4,38%	4,31%	4,28%	4,19%	4,19%	4,19%	4,19%	4,19%	4,19%
CPI	2,40%	2,30%	2,30%	2,30%	2,30%	2,30%	2,30%	2,30%	2,30%	2,30%
Exchange rate (R$/US$) - year average	3,19	3,36	3,42	3,47	3,55	3,63	3,71	3,79	3,87	3,95
Exchange rate by purchasing power parity	3,16	3,25	3,23	3,21	3,21	3,21	3,21	3,21	3,21	3,21

Valepar S.A.
PwC

May 2017
31

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Valuation of the Companies (cont'd)

Discount rate

The discount rate was determined based on the WACC (Weighted Average Cost of Capital). This method measures the returns required by both debt and equity investors, weighted by their respective contributions of capital, after corporate taxes, according to the formula below:

$$WACC = Kd * [1-T] * \frac{D}{D+E} + Ke * \frac{E}{E+D}$$

- Where: WACC = Weighted Average Cost of Capital:
  - Kd = Cost of debt;
  - Ke = Cost of equity
  - D = Debt;
  - E = Equity; and
  - T = Income tax rate

The WACC used in the valuation was prepared in real terms, that is, in constant purchasing power

The cost of debt was considered as 4,82% in dollars, equivalent to the effective average cost of Vale's debt.

The cost of capital was estimated using the CAPM (Capital Asset Pricing Model) method. This method estimates the cost of capital from the return of a risk-free asset adding certain premiums, representing the additional return required by the shareholder to take on more risks.

The CAPM formula is specified below:

$$Ke = \left[\frac{(1+(Rf+\beta \cdot MRP+CR))}{(1+r_{USD})}\right]-1$$

where:

- Ke = Cost of equity;
- Rf = Risk Free: T-Bond 30Y – average of two years between the periods March/15 to March/17 (source: Bloomberg);
- r_{USD} = Inflation Rate in United States: projection of US inflation rate (average of 10 years) with Base Date on March 31, 2017 (source: Congressional Budget Office of United States);
- MRP = Market Risk Premium (source: PwC analyses based on different market studies);
- CR= Country Risk: JP Morgan index EMBI+ (Emerging Market Bond Index) 2 years (March/15 to March/17) (source: Bloomberg);
- Taxes - IRPJ/CSLL = 30,43% until 2024, and 34% from 2025 onwards;
- The unleveraged Beta (1,29) was estimated based on information of comparable companies obtained from Bloomberg (see "Additional Notes" section); and
- The average leverage (30% of third-party capital and 70% of equity) was estimated based on the comparable companies and observing the result of the valuation in comparison with the Company's current debt.

Valepar S.A.
PwC

May 2017
32

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Discount rate (cont’d) We present below the calculation of the WACC rate for the Companies, in constant currency. The considered WACC rate to Valepar was 10,00% p.a. Due to the SUDAM tax benefit, until 2024, Vale’s WACC rate considered was 10,10% p.a., and for the remaining years, 10,00% per year, as detailed below: Parameters Until 2024 2025 onw ards Risk Free (Rf) Market Premium Unleveraged Beta (u) % Debt (Kd) - [D/(D+E)] % Equity (Ke) - [E/(D+E)] Taxes - IRPJ/CSLL Leveraged Beta (L) Country Risk Inflação - Brazil Inflation - USA 2,77% 6,00% 1,29 30,00% 70,00% 30,43% 1,68 3,61% 4,26% 2,38% 2,77% 6,00% 1,29 30,00% 70,00% 34,00% 1,66 3,61% 4,26% 2,38% CAPM in constant currency 13,72% 13,61% Cost of Debt in USD current (net of taxes) Cost of Debt in constant currency Cost of Debt in constant currency (net of taxes) 4,82% 2,38% 1,65% 4,82% 2,38% 1,57% WACC in USD current 12,95% 12,86% WACC in constant currency 10,10% 10,00% Valepar S.A. PwC May 2017 33

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Vale – Assumptions description Net Revenue Net Revenue was calculated based on volumes and prices projections of the Company's main products: iron ore, pellets, copper, nickel, coal and others. Sales volume: were projected considering long term expectations, which include: (i) the production schedule of its reserves and production plants, (ii) the total tonnage available in active reserves, and (iii) the maturity of some projects, especially S11D, which after its ramp-up, will increase the Company’s extraction capacity. Prices: were estimated based on analyses of long term market perspectives, including projections from experts and market analysts. The projected net revenue by segment is presented below: US$ billions 7,6 1,8 4,9 20,8 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Iron ore Pellets Coal* Copper, Nickel and others * Includes only Moatize production (Mozambique). Valepar S.A. PwC May 2017 34 10,4 1,61,71,6 5,04,24,3 19,719,420,1 6,97,4 1,7 1,8 4,7 21,820,1 7,6 1,8 4,4 20,8 7,6 1,8 4,94,9 20,8 7,6 1,8 4,9 20,8 7,6 1,8 4,9 20,8 5,96,7

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Vale – Assumptions description (cont’d) Operational costs Operational costs were projected considering the cost per ton of each product and the average productivity of each mineral reserve. Part of the costs are denominated in Dollars (US$) and part in Reais (R$), and the values in R$ have been converted to US$ at the projected real exchange rate. In 2017, an increase in operating costs was considered, mainly due to (i) higher freight costs, influenced by the increase of bunker oil price in the international market; (ii) purchase of ores from third parties; (iii) leasing of pelletizing mills; and (iv) the expectation of Real appreciation against US Dollar. In the long term, there is an expected improvement in the gross margin, mainly due to the maturation of the S11D project, which presents a series of operational improvements, such as the transport of almost all iron ore by conveyor belts. In addition, iron ore extracted from this reserve presents higher iron content, which determines a higher premium on the sales price, increasing the gross margin. Operational expenses Operational expenses mainly include selling, general and administrative (SG&A) expenses, research and development (R&D) expenses and pre operating and operational stoppage expenses. As well as costs, part of the expenses are denominated in Dollars (US$) and part in Reais (R$), and the values in R$ were converted to US$ at the projected real exchange rate. Investments and depreciation The projected investments refer to the fixed assets required for the continuity and sustainability of the Company's operating capacity. Property, plant and equipment are depreciated at a weighted average rate of 4,8% per year. Income tax and Social contribution For purposes of projecting income tax and social contribution, tax calculations were based on the real profit system. The income tax and social contribution combined rate considered in the projection was 34% on income before income tax, according to the real profit regime. It is worth noting that SUDAM’s tax benefit, with a 75% reduction in the IRPJ rate up to 2024 (resulting in an IRPJ/CSSL combined rate of 30,43%). It was also considered the fair value of the use of accumulated tax losses, adjusted to the final value of the valuation. CFEM costs (Financial Compensation for the Exploration of Mineral Resources) CFEM is a consideration paid to the Federal Government for the economic use of Brazilian mineral resources. CFEM rate for iron ore, copper, nickel and nitrogen fertilizer is 2% of net revenue. The rate for manganese is 3%. Valepar S.A. PwC May 2017 35

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Vale – Assumptions description (cont’d) Working capital The working capital was forecasted according to historical data, expressed in days of working capital, on the following current assets and liabilities: Net debt and operating and non operating assets and liabilities The approach used in the valuation was the Free Cash Flow to Firm. Thus, Vale’s net debt and non operating assets and liabilities in the Base-Date were not included in the projected cash flows. Therefore, they were adjusted to Enterprise Value in order to calculate the Company’s Equity Value. Additionally, for practical reasons, certain operational assets and liabilities were treated separately, and their values were considered on the Base-Date as additions/subtractions to the present value of the Company's cash flows. When applicable, the realization of certain items was estimated over time and calculated to present value at an appropriate discount rate. Accounts Receivable: 35 days of net revenue; Inventory: 83 days of operational costs; Accounts Payable: 88 days of purchases; and Payroll and related charges: 78% of SG&A. Perpetuity Considering that the Company's operations should continue for an indefinite period, at the end of the 10-year projective period, a terminal value was calculated as a perpetuity based on the last cash flow, normalized and stabilized, based on the perspectives of the managements of the Companies for subsequent years. It was considered a normalized Capex, estimated to keep the Company's asset base constant from 2027 onwards, enough to generate the expected production volumes for that period. Thus, it was not considered growth in perpetuity. Valepar S.A. PwC May 2017 36

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Valuation of the Companies (cont'd)
Vale – Income statement projection

Vale's revenues, costs, expenses, EBITDA and NOPAT projections are presented below:

US$ million

Income Statement	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Net operating revenue	**27.488**	**36.735**	**31.229**	**32.717**	**34.785**	**33.923**	**35.091**	**35.091**	**35.091**	**35.091**	**35.091**
Cost of goods sold and services rendered	(14.285)	(19.475)	(15.490)	(15.392)	(15.431)	(15.795)	(16.789)	(16.789)	(16.789)	(16.789)	(16.789)
Gross profit	**13.203**	**17.259**	**15.739**	**17.325**	**19.354**	**18.128**	**18.302**	**18.302**	**18.302**	**18.302**	**18.302**
Gross margin	*48,0%*	*47,0%*	*50,4%*	*53,0%*	*55,6%*	*53,4%*	*52,2%*	*52,2%*	*52,2%*	*52,2%*	*52,2%*
Selling and administrative expenses	(387)	(453)	(376)	(389)	(395)	(394)	(389)	(389)	(389)	(389)	(389)
Research and evaluation expenses	(319)	(373)	(416)	(385)	(369)	(363)	(383)	(383)	(383)	(383)	(383)
Pre operating and operational stoppage and others	(720)	(605)	(392)	(341)	(345)	(359)	(359)	(359)	(359)	(359)	(359)
EBITDA [1]	**11.777**	**15.828**	**14.554**	**16.210**	**18.245**	**17.012**	**17.170**	**17.170**	**17.170**	**17.170**	**17.170**
EBITDA margin	*42,8%*	*43,1%*	*46,6%*	*49,5%*	*52,5%*	*50,1%*	*48,9%*	*48,9%*	*48,9%*	*48,9%*	*48,9%*
Depreciation and amortization		(4.154)	(4.654)	(4.951)	(5.143)	(5.273)	(5.420)	(5.596)	(5.771)	(5.211)	(5.286)
EBIT		**11.674**	**9.900**	**11.260**	**13.103**	**11.739**	**11.750**	**11.575**	**11.399**	**11.960**	**11.885**
EBIT margin		*31,8%*	*31,7%*	*34,4%*	*37,7%*	*34,6%*	*33,5%*	*33,0%*	*32,5%*	*34,1%*	*33,9%*
Income taxes		(3.553)	(3.013)	(3.426)	(3.987)	(3.572)	(3.744)	(3.522)	(3.469)	(4.066)	(4.041)
NOPAT		**8.121**	**6.887**	**7.833**	**9.115**	**8.167**	**8.007**	**8.052**	**7.930**	**7.893**	**7.844**
NOPAT margin		*22,1%*	*22,1%*	*23,9%*	*26,2%*	*24,1%*	*22,8%*	*22,9%*	*22,6%*	*22,5%*	*22,4%*

[1] *2016 EBITDA shown in this table does not include dividends of associate companies and joint ventures, in the amount of US $ 193 million. Total EBITDA for 2016 was US $ 11.970 million. The cash flow at present value of these investments was treated separately and added to the value of the Company.*

Valepar S.A.
PwC
May 2017
37

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Vale – Free cash flow Vale’s cash flow projections, starting in 2017, are presented below: US$ million EBIT Depreciation and amortization 11.674 4.154 9.900 4.654 11.260 4.951 13.103 5.143 11.739 5.273 11.750 5.420 11.575 5.596 11.399 5.771 11.960 5.211 11.885 5.286 11.885 5.286 EBITDA Income taxes CAPEX Cahnges in working capital 15.828 (3.553) (4.631) 375 14.554 (3.013) (4.518) (69) 16.210 (3.426) (4.145) 81 18.245 (3.987) (3.859) (188) 17.012 (3.572) (3.661) 110 17.170 (3.744) (3.661) (17) 17.170 (3.522) (3.661) (17) 17.170 (3.469) (3.661) (17) 17.170 (4.066) (3.661) (17) 17.170 (4.041) (3.661) (17) 17.170 (4.041) (5.286) - Operating cash flow 8.019 6.954 8.720 10.211 9.889 9.750 9.971 10.024 9.427 9.453 7.844 Discount factor 0,95 0,87 0,79 0,71 0,65 0,59 0,53 0,49 0,44 0,40 0,40 Discounted cash flow 7.643 6.019 6.855 7.290 6.413 5.742 5.334 4.870 4.162 3.794 3.148 Based on the assumptions previously described, on the scope and on the objective of our work, we conclude that Vale’s value, on the Base Date of December 31, 2016, is US$ 61,5 billion (equivalent to R$ 200,3 billion, considering the exchange rate in the Base-Date), as detailed below: Equity Value - Vale (US$ million) Exchange rate (R$/US$) Equity Value - Vale (R$ million) Total number of Vale outstanding shares 61.482 3,2585 200.340 5.153.374.926 Net present value Present value of Perpetuity Associates and joint ventures ¹ Operating assets/liabilities adjustments ² 58.121 31.489 1.954 (7.063) Enterprise Value 84.501 (25.060) 2.041 Va lue pe r sha re (R$/sha re ) 38,8755 Net debt ² Non-operating * ssets/liabilities adjustments ² a Equity Value 61.482 Valepar S.A. PwC May 2017 38 Note 1:Refers to the net present value of the cash flow of the associate subsidiaries and non-consolidated joint ventures in Vale. Note 2: Net debt and adjustments of operating and non-operating assets and liabilities are detailed in the following pages. Valuation Result US$ million Cash flow2017201820192020202120222023202420252026Perp.

Executive summary | Appraiser | Companies | Valuation | Notes | Glossary

Valuation of the Companies (cont'd)

Vale – Net debt and operating and non-operating assets and liabilities

Net debt schedule	US$ million
Cash and cash equivalents	4.262
Short term loans and borrowings	(1.660)
Long term loans and borrowings	(27.662)
Total	**(25.060)**

Operating assets/liabilities	US$ million	
Samarco Provision	(1.077)	[1]
ARO	(2.397)	[2]
Pension plan	(1.829)	[3]
Dividends payments - minority	(1.694)	[4]
Other operating assets/liabilities	(66)	
Total	**(7.063)**	

Non-operating assets/liabilities	US$ million	
REFIS	(5.419)	[5]
Payment of dividends/ Interest on capital	(798)	[6]
PIS/COFINS credits utilization	1.213	[7]
Tax loss fair value (IR/CSLL)	3.539	[8]
Fertilizers	2.324	[9]
Nacala Logistic Corridor	3.143	[10]
Sale os ships	398	[11]
Other non-operating assets/liabilities	(137)	[12]
Other financial assets	(2.222)	[13]
Total	**2.041**	

Note:
When applicable, the adjustments were made in proportion to Vale's participation in the controlled entities.

[1] Provision recognized by Vale related to Samarco, which represents the best current disbursement estimate (at present value).

[2] Accounting provision for the Asset Retirement Obligation on the base date.

[3] Estimated contribution to offset non-performing pension plans (mainly defined benefit plans).

[4] Dividends paid by subsidiaries (and consolidated) by Vale to minority shareholders.

[5] Refers to the balance of tax debt refinancing.

[6] Interest on own capital and dividends declared and not yet paid.

[7] Present value in the offset of federal taxes for the use of PIS/Cofins credits.

[8] Present value of the tax benefit of losses from prior years in Brazil.

[9] Present value of the amounts or assets to be received for the sale of part of the Fertilizer business.

[10] Present value of the total to be received due to the operation related to the Nacala corridor.

[11] Present value of expected sales of ships.

[12] Several adjustments related to tax credit, judicial deposits and contingencies.

[13] Includes derivative financial instruments, shareholders' debentures, among others.

Valepar S.A.
PwC

May 2017
39

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Valepar – Description of the adopted assumptions Valepar’s valuation assumptions Valepar’s largest asset is its investment in Vale, calculated based on its percentage of ownership in the Company's capital, applied to the Equity Value resulting from Vale’s valuation, as presented on previous pages. Another relevant asset refers to the goodwill paid on the acquisitions of stakes in Vale, whose book value is R$ 3.073 million. The original amount of this goodwill is R$ 4.783 million, affected by past amortizations. For Valepar’s valuation purposes, the value of this goodwill was considered as zero (according to CVM Instruction 319). We present below the assumptions used in valuation of Valepar according to the DCF method. Investment in Vale The value of Valepar’s investment in Vale was calculated based on Vale’s valuation using the DCF method, considering Valepar’s participation in the Company. On the Base Date, Vale’s total number of shares was 5.153.374.926, of which 1.736.775.045 were held by Valepar, resulting in a 33,70% share. As previously mentioned, the value of recorded goodwill was considered null. Cash flows Because it is a holding company, its cash flows mainly comprise general expenses necessary for the maintenance of its administrative activities. Income tax and social contribution For income tax and social contribution projection purposes, tax calculations were based on the real profit system. The income tax and social contribution combined rate considered in the projection was 34% on income before income tax, according to the real profit regime. Valepar S.A. PwC May 2017 40

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Valepar – Free cash flow Valepar’s cash flow projections, starting in 2017 - cash flows were discounted at the same rate calculated for Vale for the period after 2024 - are presented below: R$ thousands Administrative expenses Taxes (5.176) - (5.176) - (5.176) - (5.176) - (5.176) - (5.176) - (5.176) - (5.176) - (5.176) - (5.176) - (5.176) - Operating cash flow (5.176) (5.176) (5.176) (5.176) (5.176) (5.176) (5.176) (5.176) (5.176) (5.176) (5.176) Discount factor 0,95 0,87 0,79 0,72 0,65 0,59 0,54 0,49 0,44 0,40 0,40 Discounted cash flow (4.935) (4.487) (4.079) (3.708) (3.371) (3.065) (2.786) (2.533) (2.303) (2.093) (2.093) Based on the assumptions previously described, on the scope and on the objective of our work, we conclude that Valepar’s value, at December 31, 2016, is R$ 69,0 billion, considering Valepar’s stake on Vale of 33,70%, as detailed below: Cas h and cas h equivalents REFIS Interes t on capital payable or receivable Judicial depos its net of contingencies 36 (416) 846 1.003 Net present value Present value of Perpetuity (33) (21) Enterprise Value Non-operating assets/liabilities adjustments Investment in Vale (54) 1.488 67.518 Other as s ets and liabilities 20 Total 1.488 Equity Value 68.952 Equity Value - Vale (R$ million) Valepar's stake on Vale Investment in Vale (R$ million) 200.340 33,70% 67.518 Equity Value - Valepar (R$ million) Total number of Valepar outstanding shares 68.952 1.582.187.033 Value per share (R$/share) 43,5799 Valepar S.A. PwC May 2017 41 Investment in Vale Non-operating assets/liabilities R$ million Valuation resultR$ million Cash flow 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Perp.

Executive summary Appraiser Companies Valuation Notes Glossary Valuation of the Companies (cont’d) Conclusion Conclusion Based on the previously information described, on the scope and on the objective of our work, we present our conclusion of the Equity Value of the Companies, as of the Base-Date of December 31, 2016, as detailed below: Equity Value - Vale (R$ million) Equity Value - Valepar (R$ million) 200.340 68.952 Vale's total shares outstanding * Total Vale shares issued by Valepar Valepar's stake on Vale Valepar's total shares 5.153.374.926 1.736.775.045 33,70% 1.582.187.033 Vale - value per share (R$) Valepar - value per share (R$) 38,8755 43,5799 Amount of Vale shares per each Valepar share 1,1210 For the discount to present value of the projected cash flows, we considered the Company’s WACC, calculated as 10,10% p.a., for the period from 2017 to 2024, and as 10,00% p.a., for 2025 onwards. Valepar’s cash flow were discounted at 10,00% p.a. We emphasize that our work does not represent an audit in accordance with generally accepted auditing standards nor does it represent any form assurance, warranty or certification on the information received, and should not be interpreted as such. We emphasize that the full understanding of the conclusion of this Report is subject to its complete reading. Thus, no conclusions should be drawn from its partial reading. * Total shares issued, common and preferred, totaling 5.244.316.120, minus 90.941.194 shares held in treasury. Valepar S.A. PwC May 2017 42 Conclusion

Executive summary I Appraiser I Companies I Valuation I Notes IGlossary Additional notes Valepar S.A. P\1\tC May 2017 43

Executive summary Appraiser Companies Valuation Notes Glossary Additional notes Information of comparable companies used as basis for Beta parameters R$ million VALE SA BHP BILLITON LIMITED RIO TINTO PLC ANGLO AMERICAN PLC GLENCORE PLC Brazil Australia United Kingdom United Kingdom Switzerland 99.694 114.336 117.741 74.511 533.089 35.710 16.189 40.260 13.259 26.890 13.311 (23.617) 16.092 5.556 4.806 129.931 299.873 234.148 60.120 160.406 1,13 1,27 1,24 1,50 1,32 Average 1,29 * Information as of March 31, 2017 for the last 12 months. Valepar S.A. PwC May 2017 44 Companies Country Net Revenue EBITDA Net Profit Market Cap Unlevered Beta

Executive summary I Appraiser I Companies I Valuation I Notes IGlossary Glossary Valepar S.A. P\1\tC May 2017 45

Executive summary Appraiser Companies Valuation Notes Glossary Glossary Term Definition/Meaning BACEN From Portuguese: Banco Central do Brasil. Central Bank of Brazil Base Date December 31st, 2016 Beta ;  Coefficient that quantifies the non-diversifiable risk of an asset (in relation to the market) Bloomberg Institution of global information on the financial market Capex Capital Expenditures CAPM Capital Asset Pricing Model COFINS From Portuguese: Contribuição para o Financiamento da Seguridade Social. Contribution for Social Security Companies Vale and Valepar CSLL From Portuguese: Contribuição Social sobre o lucro líquido. Social Contribution on Net Income CVM From Portuguese: Comissão de Valores Mobiliários. Securities and Exchange Commission EBITDA Earnings Before Interests, Taxes, Depreciation and Amortization i.e. From Latin: id est. Inflation Continued and generalized increase in prices of goods and services. IR From Portuguese: Imposto de Renda. Income tax Joint venture Union of two or more existing companies with the objective of starting or carrying out a common economic activity, for a certain period of time and aiming, among other motivations, for greater profitability. Ke Cost of common equity Management Management of Vale Managements Managements of Valepar and Vale Market Cap Value of a company, according to the market quote of its shares. Market Premium - MRP Market Risk Premium. Additional return required by investors to offset the additional risk incurred in equity investment when compared to risk-free investments. Mid-year convention It considers that cash flows are generated over the years, so that, for practical reasons, the one-year cash flow is discounted over a period of time. Valepar S.A. PwC May 2017 46

Executive summary Appraiser Companies Valuation Notes Glossary Glossary Term Definition/Meaning Vale or Company Vale S.A. Valepar Valepar S.A. WACC Weighted Average Cost of Capital Valepar S.A. PwC May 2017 47

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Attachment III

New Wording of the caput of Article 5 of the Bylaws of VALE S.A.

Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.416.521.415 (five billion, four hundred and sixteen million, five hundred and twenty one thousand and four hundred and fifteen) book-entry shares, being R$48.660.827.602,05 (forty-eight billion, six hundred and sixty million, eight hundred and  twenty-seven thousand, six hundred and two Reais and five cents), divided into 3.409.733.697  (three billion,  four hundred and nine  million, seven hundred and thirty-three thousand and  six hundred and  ninety-seven) common shares and R$28.639.172.397,96 (twenty-eight billion, six hundred and thirty-nine million, one hundred and seventy-two thousand, three hundred and ninety-seven Reais and ninety-six cents), divided into 2.006.787.718 (two billion, six million, seven hundred and eighty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

Attachment IV

New wording of the Bylaws of Vale S.A.